December 27, 2019

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Kim McManus

Sara von Althann

Kevin Woody

William Demarest

Re:	Gateway Casinos & Entertainment Limited

Registration Statement on Form F-1 (File No. 333-228472)

Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, Gateway Casinos & Entertainment Limited (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form F-1 (File No. 333-228472), together with all exhibits and amendments thereto (collectively, the “Registration Statement”) effective as of the date hereof or as soon as practicable thereafter. The Registration Statement was initially publicly filed with the Commission on November 20, 2018.

At this time, the Registrant has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Registrant hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact the undersigned or Christopher Lueking, Esq. of Latham & Watkins LLP, counsel to the Registrant, at (312) 876-7680 with any questions with regard to this matter.

Very truly yours,

/s/ Tolek Strukoff

Tolek Strukoff

Chief Legal Officer and Corporate Secretary